

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Martha Wiegand
General Counsel and Secretary
CONSOL Energy Inc.
1000 CONSOL Energy Drive, Suite 100
Canonsburg, PA 15317-6506

Re: CONSOL Energy Inc.
Registration Statement on Form S-4
Filed November 13, 2020
File No. 333-250091

Dear Ms. Wiegand:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Nick S. Dhesi